Filed by Tellabs, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Advanced Fibre Communications, Inc.
SEC File No.: 333-116794

Additional Information and Where to Find It

This communication is not a solicitation of a proxy from any security holder of Advanced Fibre Communications, Inc. Tellabs, Inc. plans to file with the Securities and Exchange Commission an amendment to its Registration Statement on SEC Form S-4, and Advanced Fibre Communications, Inc. expects to mail a Proxy Statement/Prospectus to its stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations, 1415 West Diehl Road, Naperville, IL 60563, 630-798-8800. Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations, 1465 North McDowell Blvd., Petaluma, CA, USA 94954, 707-792-3500. Interest of Certain Persons in the Merger.

Advanced Fibre Communications, Inc., and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Advanced Fibre Communications, Inc. in connection with the merger. The directors and executive officers of Advanced Fibre Communications, Inc. have interests in the merger, some of which may differ from, or may be in addition to, those of the respective stockholders of Advanced Fibre Communications, Inc. generally. Those interests will be described in greater detail in the Proxy Statement/Prospectus with respect to the merger, which may include potential membership on the Tellabs, Inc. Board of Directors, option and stock holdings and indemnification. Information about the directors and executive officers of Advanced Fibre Communications, Inc. and their ownership of Advanced Fibre Communications, Inc. stock is set forth in the proxy statement for Advanced Fibre Communications, Inc.’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the proxy statement/prospectus when it becomes available.

THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL OF TELLABS, INC. ON WEDNESDAY, SEPTEMBER 8, 2004

Operator:                                                                      Ladies and gentlemen, thank you for standing by.  Welcome to the Tellabs-AFC Investor Relations Conference Call.

During the presentation all participants will be in a listen-only mode.  Afterwards, we will conduct a question and answer session.

At that time, if you have a question, please press the star, then the number 1 on your telephone.

If you would like to withdraw your question, press star, then the number 2 on your telephone.

As a reminder, this conference is being recorded Wednesday, September 8.

I would now like to turn the conference over to Tom Scottino, Senior Manager of Investor Relations.

Please go ahead, sir.

Thomas Scottino:                          Thank you, (Tracy).  And good morning, everyone.

With me for today’s joint Tellabs-AFC call are Tellabs’ President and CEO, Krish Prabhu, and Tim Wiggins, our Executive Vice President and CFO.  Representing AFC, we have John Schofield, Chairman and CEO, Keith Pratt, CFO, and Debbie McGowan, Director of Investor Relations.

If you haven’t seen the joint news release we issued yesterday afternoon, you can access it at tellabs.com or afc.com.

Before we begin, I’d like to say that this presentation may contain forward-looking statements.  Such statements should be viewed in the context of the risk factors articulated in Tellabs’ and AFC’s most recent SEC filings.

This presentation may also include GAAP and non-GAAP financial measures.  A complete reconciliation of such measures can be found at either tellabs.com or afc.com.

In addition, this communication is not a solicitation of a proxy from any security holder of Tellabs, Inc. or Advanced Fibre Communications, Inc.  Tellabs, Inc. has filed with the Securities and Exchange Commission a registration form - a registration statement on Form S-4, File No. 333-116794 which contains a preliminary joint proxy statement prospectus.

Tellabs, Inc. and Advanced Fibre Communications, Inc. expect to mail a definitive joint proxy statement prospectus to their respective shareholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc.

We urge investors and security holders to read the definitive joint proxy statement prospectus and any other relevant documents to be filed with the SEC, because they will contain important information.  Investors and security holders will be able to obtain the documents free of charge at the SEC’s Web site, www.sec.gov.

In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations at 1415 West Diehl Road, Naperville, Illinois 60563; telephone 630-798-8800.

Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations at 1465 North McDowell Boulevard, Petaluma, California 94954.  The telephone there is 707-792-3500.

Interests of Certain Persons in the Merger.

Tellabs, Inc. and Advanced Fibre Communications, Inc. and their respective directors and executive officers and other members of their management employees may be deemed to be participants in the solicitation of proxies from the stockholders of Tellabs, Inc. and Advanced Fibre Communications, Inc. in connection with the merger.  The directors and executive officers of Tellabs, Inc. and Advanced Fibre Communications, Inc. have interests in the merger, some of which may differ from, or may be in addition to, those of the respective stockholders of Tellabs, Inc. and Advanced Fibre Communications, Inc. generally.

Those interests will be described in greater detail in the definitive joint proxy statement prospectus with respect to the merger, which may include potential membership on the Tellabs’ Board of Directors, and stockholder indemnification.

Information about the directors and executive officers of Tellabs, Inc. and their ownership of Tellabs, Inc.’s stock is set forth in the proxy statement for Tellabs, Inc.’s 2004 Annual Meeting of Shareholders.

Information about the directors and executive officers of Advanced Fibre Communications, Inc. and their ownership of Advanced Fibre Communications, Inc.’s stock is set forth in the proxy statement for Advanced Fibre Communications, Inc.’s 2004 Annual Meeting of Stockholders.

Investors may obtain additional information regarding the interest of the participants by reading the joint proxy statement prospectus.

Having said all that, I’ll turn the call over to Krish.

Krish Prabhu:                                               Thank you, Tom.  That was pretty good considering you didn’t have to read it.

But anyway, let me share a couple of things here and then I’ll turn it over to John.

As you’ve probably seen in the press release, we have amended the terms of our agreement.  After the second quarter results of AFC, our Board had asked us to do a review of the merger.

We have spent the last several weeks very closely with the AFC team going over their financial perspective in terms of where they expect business not just in the next few quarters, but also next year.  We’ve analyzed and studied market conditions.  We have been advised by our bankers as to what would be a fair valuation.  We have taken all these factors into consideration, and we have announced that amended terms yesterday.

Tim Wiggins will go over the terms specifically, especially, as it relates to what it does to our picture from the standpoint of accretion next year, which was an important objective that we had even when we announced the deal early in May.  He will also talk a little bit about the new mix of cash and stock which we feel that changed for the better considering where we need to be next year.

What I’d like to spend a few minutes right now is on the strategic rationale which is as strong today as it was the day we announced.  We are combining two very important market leaders, one in access and one in transport, to create a tier one supplier especially in North America, and that will lead the industry shift to broadband.

Our customers are increasingly spending their money under a fixed or slightly changing CAPEX envelope.  So, they continue to shift, spending either from transport and switching to access.  So, being a new player in access is very important to Tellabs from the standpoint of growth.

We do believe that given Tellabs’ strong customer service record, especially at customers like Verizon, and given the scale and the mass that we create when we combine the two companies, we will be a much stronger player with AFC by our side rather than doing it on our own.

There are several initiatives that wired LAN customers worldwide are pursuing, and many of these will play out over the next four or five years.  Clearly, FTTP is a major initiative that Verizon has endorsed.  And if anything since we announced the deal back in May, Verizon’s position on FTTP has been more aggressive, more enthusiastic I would say.  Voice over IP, the transition to some sort of MPLS switching is a common framework for packet transport in routing as well as a class of Ethernet services.

These are all initiatives that will share a common technology framework between transport platforms and access platforms.  And we believe that by investing our R&D wisely and by building upon the strengths of our combined platforms today, we can collectively perform much better than if we were to do it on our own.

Having said that, I will turn the call over to John.  And I’ll come back and answer questions later in the call.

John?

John Schofield:                                      Thank you, Krish.  And good morning, everybody.

Krish has outlined very clearly why this merger is a win-win for AFC and for Tellabs.  We also strongly support the strategic rationale for the merger as we did when we originally announced this.  We continue to believe that a combination of Tellabs and AFC can be a winner in the marketplace, and is a combination that our customers fully support.

I’d like to take a few minutes to tell you why we agreed to the terms of the new merger agreement, and why this makes sense for AFC stockholders.

As you’re aware, following the release of that second quarter results and the revised third quarter guidance we provided on our July conference call, Tellabs’ Board requested an additional review of our business and financial outlook.  This review request and the market’s reaction to our results and revised outlook reflected concerns about some of the challenges that we have been experiencing in our business.

As we discussed on our July call, these challenges include delays in buying decisions by customers, evaluating their technology choices and priorities, overall pressure on capital spending budgets across all of our markets, and increased competition.

In addition, we have also noted that there is execution and investment challenges that we face as we ramp our new FTTP line of business, and support a large customer like Verizon as they move to aggressively introduce this technology into their network.  For AFC, this has resulted in a more challenging environment and a reduced profitability outlook in the near-term.

It became clear that consummating the merger on the original terms was unlikely.  After careful consideration, our board concluded that combining with Tellabs on the new terms presented was the best course of action to maximize value for our stockholders.

This new agreement increases the likelihood of completing the strategic merger.  A merger that we believe enhances the opportunities for success in the access marketplace.

With that, I’ll turn the meeting back over to Tim Wiggins.

Tim?

Timothy Wiggins:                       Thanks, John; good morning, everyone.

I’d like to start with some high-level points about the amended deal.

The deal we announced yesterday is worth approximately $1.5 billion or $16.60 a share using yesterday’s closing price.  That breaks down as a 0.054 Tellabs shares - I’m sorry, 0.504 Tellabs shares per $12 in cash for each AFC share.

The expected cash portion of this transaction is roughly equal to $1.1 billion.  That includes about $600 million from AFC’s balance sheet and the balance - or about $460 million from Tellabs.  If the deal were to close today, Tellabs would have approximately $800 million of cash and cash equivalents on hand.

In connection with this amended deal, we will issue approximately 45 million common shares with roughly 462 million common shares outstanding post-closing.  That will result in AFC shareholders owning approximately 10% of the combined company and approval of Tellabs shareholders is no longer required.

The amended deal is expected to be accretive to full year 2005 results on pre-tax per share basis including synergies, and excluding amortization of acquired intangibles and purchased accounting adjustments.  Given the limited visibility that both Tellabs and AFC have in the 2005 results, we used the Street numbers for the calculations to which I’ve added an estimate of the expected transaction synergies.

With this amended deal, we used the same synergy analysis we presented in May — our Investor Day meeting in New York.  A copy of that presentation is available on our Web site if you haven’t seen it.

Assuming synergies is consistent with those described in May, I expect to achieve similar albeit somewhat lower accretion in ‘05.  Like the original deal terms, we expect to see an increase in our reported booked tax rate which will likely converge on a statutory rate, and will be in the range of 32% to 38%.

And speaking for all of us, we’re anxious to close this deal.  Timing is subject to SEC approval of proxy prospectus, which unfortunately we can’t control, and approval by the AFC shareholders.

To sum up, we’re all excited about putting these two companies together because it’s a right combination for Tellabs.  Through the course of working with AFC we’ve met a lot of talented folks; we look forward to working closely with them in the future.

With that, I’ll turn the call back to Krish.

Krish Prabhu:                                               Yeah.  Thanks, Tim.

I guess, (Tracy), we are open for questions now.

Operator:                                                                      Thank you.

Ladies and gentlemen, if you would like to register a question, please press the star-1 on your telephone.

If your question has been answered and you would like to withdraw your registration, please press star, then the number 2 on your telephone.

If you are using a speakerphone, please lift your handset before entering your request.

One moment please for your first question.

Your first question comes from the line of Steve Levy.

Steven Levy:                                                  Thanks.  I just have a couple of quick questions.  I don’t know how long the answers are going to be.

But the real question here, has Tellabs given up any of its rights to terminate the deal going forward as part of this arrangement or have you accepted any restrictions going forward?

And the real issue here is, are there, you know, any reasons we should believe that there are no more revisions going forward from this point?

Krish Prabhu:                                               Yeah.  Thanks, Steve.

It’s a short question that deserves a short answer, because the answer could be very long.

What I would point out, just to give you a sense of comfort, we obviously thought about this from our side and I’m sure from the AFC side there was considerable desire to have deal certainty, and this was also an element in the way the deal was structured in terms of having a bigger cash component.

But as you can understand, Tellabs’ shareholders don’t have to approve this deal.  We certainly do believe that if there is a significant material adverse change, then the deal could be off.  But outside of that we feel that both sides agree that we should move quickly to completing the deal so that we can get on the train of FTTP with Verizon and start executing to Verizon’s contentment.

As far as additional opportunities for redoing the deal, my sense at this time is if the clearances come through, we should be in a position to close the deal quickly.

Steven Levy:                                                  And then - then if I could, I think, in your prepared comments you talked - I think John talked about the second quarter actual results of Advanced Fibre and the third quarter outlook and - I mean, it sounded like somebody considers that to be a material adverse change.  I’m curious whether that’s the case, and can you give you us any insight into how Advanced Fibre’s September quarter is going?  And then, I’ll leave it for somebody else.

Krish Prabhu:                                             Well - okay, Steve.  I will certainly comment a little bit on what is the MAC, and I must say, I don’t understand what is a material adverse change after having spent significant time with lawyers on both sides.

But I do believe that we do expect results to fluctuate, especially in a market such as this, and some of AFC’s recent quarter performances.  Certainly I have said this before and I will reiterate, AFC has kept us informed as to what they saw coming.

And as far as the third quarter is concerned, Tim Wiggins, Keith Pratt, and their teams spent considerable time going over AFC’s latest forecast; and we feel fairly confident that both sides understand the uncertainties associated with that forecast.

John or Keith, do you guys want to say something?

John Schofield:                                      Oh, I think you’ve handled it very well, Krish.  And you know, it’s been our policy all along to not give mid-quarter updates; I don’t think we want to change that policy now.  I think you clearly laid out the situation as - in a very good fashion.

Steven Levy:                                                  All right, thanks.

Krish Prabhu:                                               Thank you, Steve.

Operator:                                                                      Our next question comes from the line - our next question comes from the line of Simon Leopold.

Simon Leopold:                                   Thank you very much.  I wanted a clarification and one question.

I think in the prepared remarks, Tim Wiggins talking about taxes, said something to the effect of, converging on a tax rate of 32% to 38%.  If you could give us a little bit detail in terms of the timeframe, and why such a wide range?

And in terms of the question - hopefully, we can get an update from John Schofield on the FTTP project with Verizon.  To our understanding, I believe that AFC disclosed a shipment on July 21st to cover for the breach from the missed June 30th deadline.  And I just wanted to see if we can get an update of where that project now stand.

Thank you.

Timothy Wiggins:                       Simon, good morning.  Let me cover the first part.

What we’ve said — and this is consistent with our last discussion on the taxes — is that there are a number of issues in the purchase accounting and also revenue mix issues as it relates to Tellabs business that will impact our tax rate.  But what we do see is a move towards the statutory rate.  At this point, we can’t pin it down precisely. I think we used an illustrative number, around 35%, in our last analysis, a kind of the midpoint of the range.

So, until we’ve sorted through all those moving pieces including the valuation issues, we can’t give any more precision to it other than to say, you know, we expect to see an increase from the perspective of Tellabs’ standalone rate.

John, you want to cover the other question?

John Schofield:                                      Sure.  Thank you, Tim.

Simon, with regard to FTTP, we do in fact have a current contract and we are supplying product to Verizon.  We are certainly working with them to find a mutually acceptable resolution to the issues that we have.

We continue to deploy product.  I publicly talked about making the system now available generally to the population at large in Keller, Texas.  And they’ve started that recently.  There was some public commentary a week or so or two weeks or so ago about that and it’s proceeding.

And, you know, we continue to work extremely closely with them and we continue to do everything we can to meet their needs as they are very aggressively rolling out FTTP.

Simon Leopold:                                     Now, are you still in technical breach on that contract?

John Schofield:                                      We are still working to resolve those issues.

Simon Leopold:                                     Thank you.

Operator:                                                                      Our next question comes from the line of Ehud (Fleblum).

Ehud Gelblum:                                           Hi, good morning; Ehud Gelblum.  A couple of questions.

First of all, how did you settle on this particular price point as opposed to - at a price, what I think is - what I was thinking, perhaps had been lower.  When I calculate earnings — and you usually use first quarter numbers for next year for Advanced Fibre — I believe they’re on 27 cents for next year of which 10 cents comes from interest income.  For Advanced Fibre right now, it’s looking at a 17-cent number for next year; and when you strip off the cash component of what you’re paying, I get something around the 60 PE, a $10 price you’re paying for the company on the 17-cent earning.

Why did you settle on that?  That still seems to me a little rich, and why wasn’t that lower?  The first question; I have a follow-up.

Krish Prabhu:                                               Okay.  Ehud, this is Krish.  I’ll take a crack.

We’ve got two (con) - two camps here.  One that thinks we paid too much, the other that thinks we didn’t pay enough.  So, we certainly speak for the Tellabs camp.

We were very conscious of the valuation.  As you know, the AFC stock has moved quite a bit in the last 12 months, and we’ve been talking to AFC about doing this deal for well over that - for over that period.  The stocks being from as high as near 30 to whatever it was when we announced the deal, and after that it’s been tethered somewhere to the Tellabs’ stock.

We have looked at AFC’s valuation from multiple perspectives.  We have looked at - clearly, the model that you use which is a multiple of earnings is one way of looking at it.  But don’t forger that AFC can be viewed as three parts.

One is the cash that they have on hand.  One is the run-rate business which is quite widespread in many customers, including the North American access (fees) that has good profitability or stable profitability, though as you pointed out and others have pointed out, some of that business in the independent operating center - operating companies has come under attack.  And the third is the FTTP business which really is a strategic business.

And if you look at these three parts on their own and try to put a valuation around it, our analysis shows that what we are paying to play in the FTTP game isn’t out of reach.

So, this would be my way of answering your question.  But I must say that our investors - investment advisors have actually done very sophisticated modeling of the valuation.  And we feel fairly confident that we’ve done the right thing for Tellabs’ shareholders.

Ehud Gelblum:                                           Okay.  I understand it.  There’s some - had to be some sort of negotiation there.

In the justification of the deal, Tim, you said prior and now as well, that it’s not dilutive; as a matter of fact, the deal is accretive on a pre-tax basis.

Is that your criteria?  And why - is that your criteria for future acquisitions going forward as well?

And why don’t you look at these things on a post-tax basis in terms of whether they’re accretive or not?  Because at the end of the day, isn’t that really the earnings that you try to run to?

I actually have an - you have - I have yield accretive by 3 cents on a pre-tax, but 7 cents dilutive on a post-tax.  I’m just wondering, how do you measure as to what is the right criteria you use when you look at an acquisition?  And why you use pre-tax?

Timothy Wiggins:                       Sure.  I think in this case, you know, the reason we looked at the pre-tax was because the - on a usual situation, our tax - our - as a taxpayer (we then) - where we had a valuation allowance which significantly reduced our taxes going forward from a book standpoint.  But the point we’re trying to make and thought the best way to evaluate this was on a cash tax, as if you will, which are not going to change as a result of combining these two businesses.

So, I think, (Huddy), in this case, it was important to look at it from that standpoint, and in fact try to normalize around the taxes.

As we’ve said before on the synergy side, we continue to work that.  You know, we’re focusing more on the expense synergies and - you know, obviously, at the end of the day and over the long haul, we need this to be accretive including the taxes.  But again, back to my first thought, you know, given the corky nature of tax situation we thought it was the best way to look at it.

Ehud Gelblum:                                           Okay.  And one last thing, if you look at the timing that happens from here on out, you have to - (issue) proxies have votes on both sides, and then close the deal.  My guess is that the timing probably takes us past the end of this quarter and perhaps past when Advanced Fibre has to report numbers again for the third quarter.

If those numbers end up being disappointing again, are we back to where we were at the end of the second quarter where the Board asked for another review?  And what are the odds, again, that we’ll reopen this thing again and have to bring the deal terms down again?

Krish Prabhu:                                               Well…

((Crosstalk))

Krish Prabhu:                                               …that’s certainly a scenario that you’ve painted; and my answer to that is, we fully expect the deal to go forward on its current terms.  So, we have considered all possible outcomes.

And like I said earlier, it is in the interest of both companies to close the deal and start executing to what our customer expects from us, especially, after all our past strategical project of FTTP.

Man:                                                                                            Right.

Ehud Gelblum:                                           But it does sound as it of course will probably happen post next quarter’s conference calls?

Timothy Wiggins:                       Okay, (Huddy).

Krish Prabhu:                                               Right.

Timothy Wiggins:                       Can we have somebody else, please?

Man:                                                                                            (We’re not here).

((Crosstalk))

Krish Prabhu:                                               Yeah, and it will.  I think it’s fair to say, that it’s probably going to be sometime in October.  But we really can’t speculate on what will happen in terms of earnings next quarter, but I must say, we’ve looked at all possible outcomes and spent a good six to eight weeks reworking this deal.  So, certainly both sides had looked at everything very carefully.

Ehud Gelblum:                                           Thank you (much).

John Schofield:                                      We should just clarify too, Krish, for everybody that there’s actually only one shareholder vote now going forward.  And - (unintelligible) (Huddy) said, two shareholder votes.  I mean the AFC shareholder vote that we have to get - and we’ve done several of the things.

We’ve done (HSR); we’re through that.  We’re well into the SEC process.  So, you know, we can move this thing along relatively quickly.

Ehud Gelblum:                                           Great.  Thank you so much.

Operator:                                                                      Your next question comes from the line of Alex Henderson.

(Mike Chanovis):                            Great, thanks.  This is (Mike Chanovis) for Alex Henderson.

I was a little late joining the call, so I just have something that you may have already covered.

But in terms of the cash component — the $12 — do you have an updated view of from the last time AFC published the balance sheet?  And how much of that cash does actually exist on the AFC’s balance sheet, and how much is coming out of Tellabs?

Timothy Wiggins:                       Yes.  (Mike), good morning.  Tim.

It’s roughly $7 a share, give or take, is coming from the AFC balance sheet.  The balance will come from Tellabs — $5 a share.  So, we have $600 million, give or take.  And about the balance, you know, 460 from Tellabs.

And I mentioned earlier in the call, that if we were to close the deal today, Tellabs would have about $800 million of cash and cash equivalents.

(Mike Chanovis):                            Okay.  Well, sort of - hitting on - I’m following up on an earlier question somewhat.  I mean, now you’re using quite — you know, a sizeable portion — certainly, not the majority of it, but a meaningful portion of your own cash to do this deal.  And - I mean, in retrospect, you know, when you look at the fact that you’re acquiring into the fiber-to-the-(prem) business here which in many ways is a start-up business, do you think that the focus on accretion, and specifically, pre-tax accretion would - I mean, could you talk about that a little bit more?  Because some people are scratching their heads saying, “Look, you guys are buying a start-up business?”  Certainly, when you bought Vivace accretion wasn’t in the front of your minds here.

And - you know, thinking that you may have to do more acquisitions - using that $5 of cash - of your own cash, you know, somebody could make an argument that that might not be the best thing.  So, just if you talk about that focus on pre-tax accretion, and why that was so important to you guys?  We would appreciate it.

Thanks.

Krish Prabhu:                                               John, let me take a crack at that.  You know, certainly, John or (unintelligible) - or Tim, I guess could, afterwards.

We have looked at our capital structure independent of AFC.  If you look at the cash on hand as a percentage of the annual revenue and compare it with all of our competitors, I guess, we are right up there with Cisco.  So, we have been advised by a lot of our financial advisers that this cash on hand, which is earning at 2% return or less, is probably not - it’s good to be safe and conservative, but at the same time it’s probably something that’s not being put to good use.

So, when we did this deal or at least amended the terms of the deal, we felt that rather than doing a stock buyback later on, it was not a bad time for us to have a little more cash in it.  With $800 million of cash and cash equivalents and our own the ability on the Tellabs side to generate between $50 million and $75 million of cash each quarter, we feel fairly confident that we are not doing something irresponsible here.

(Mike Chanovis):                            Great, thanks.

Operator:                                                                      Thank you.  Our next question comes from the line of Nikos Theodosopoulos.

Nikos Theodosopoulos:               Yes, thank you.  I had a couple of questions.

The first one is one the deal closure.  If for some reason this deal was to close before the end of September, would Tellabs provide us AFC results for the third quarter?

Timothy Wiggins:                       If I think given the shareholder vote, (Alex), and the timing of the proxy, that is…

Nikos Theodosopoulos:               It’s Nikos.

Timothy Wiggins:                       I’m sorry, Nikos.  That isn’t likely to happen.

Nikos Theodosopoulos:               Okay.  So you don’t see a scenario this will close before the end of September?

Timothy Wiggins:                       I can’t imagine it, given where we are.

Nikos Theodosopoulos:               Okay, okay.

The next question I had was, on the $210 million, I guess, you would call it a non-permanent tax refund that AFC will receive in ‘05…

Timothy Wiggins:                       Uh-huh.

Nikos Theodosopoulos:               …have you guys, either AFC or Tellabs, has gotten any better feel as to how long AFC and Tellabs will be able to hold on to that money before having to actually pay it back to the IRS?

Timothy Wiggins:                       Keith?

Keith Pratt:                                                            Yeah.  I’d be happy to answer.  It’s Keith.

The first comment is, we expect to file for the refund this month.  And we may in fact receive a refund before the end of the year.

The arrangement that we have in (place) where we have borrowed (Cisco’s) shareholdings that we used to settle our original hedge position.  We believe we can keep that position open for a very lengthy period; it could be as long as 10 to 20 years.

Nikos Theodosopoulos:               Ten to twenty years, so is that - is that reflective of how long you think the cash will remain before you have to pay the taxes back?

Keith Pratt:                                                            So long as we’re in a position to keep that borrowed (Cisco) shareholding position open, then there is no requirement for us to close the position or pay the taxes.

Nikos Theodosopoulos:               Okay.  And my last question is, I guess, to Tellabs or AFC or a combination.  It - you know, based on the last conference call that AFC had and the guidance they gave, it seems that on the Verizon contract there is a significant negative growth margin on this single-unit ONT.

And I’m wondering, is there a way for Tellabs and/or AFC on a combined basis to exit that market in the next year or two and still be in compliance with the Verizon contract?  In other words, it doesn’t seem to me like that’s going to be a market that Tellabs will want to be in long-term, but maybe there’s no way to get out of that market given the contract - the contractual obligations.

Can you give any comment on that?

Keith Pratt:                                                            Yeah, let me take a crack, Nikos.  And I’ll (certainly ask) John who is much closer to it.

I concur with you, strategically it’s a market that, A, we can’t be very good at; and B, if you really look at it the way the DLS market evolved and developed in the early years, having very active third party suppliers for premise equipment and network equipment interoperating the wide range of third party premise equipment is absolutely the right model.

We’ve seen that in wireless networks; we’ve certainly seen that in the DSL market.  And I’m very sure that if Verizon were to go to 4 million homes, you will certainly see that here too.

So, one of our strategic objectives is indeed to have a good discussion with our customer; I guess I’m speaking from the Tellabs side, because I haven’t really had much discussions with John on this.  And to really understand where they see that end of the market going, and then to collectively work on ways by which we can create a healthy supplier market for the premise end, because without a doubt the cost of those units will continue to decline precipitously over the next few years.

John Schofield:                                      Sure.  And clearly, Nikos, the near-term objective is quite simply to meet the customer needs, and do what we need to do to satisfy our customer’s requirements, so that they can meet their market requirements.

Longer term, as we’ve always said actually, we expect there to be multiple vendors as this product move towards - moves towards commoditization.  And we will - and in fact, are already starting work with vendors for interoperability to connect to our system — to our OLT system.  And I expect more of that to occur over time as more vendors who are very specifically focused just on developing customer (prem) products embrace this marketplace.

So, the longer term - you know, will we be in the ONT business.  There are so many ONTs that will ultimately that will ultimately be required in terms of different flavors, we likely will have a play in some of that.

Obviously, I also expect there to be multiple vendors of single family home ONTs to drive to the ultimate customer points that price points that customers want to be able to get ubiquitous deployment of this.  I mean, you know, we’re really — in the longer term — see this thing sort of heading towards a modem, if you will, like of - like a market environment.

Nikos Theodosopoulos:               Okay.  Thank you.

Operator:                                                                      Our next question comes from the line of (Ken Mead).

(Ken Mead):                                                     Good morning.  Could you just talk about any other technology hurdles that are coming up, maybe later in September?  And then, how many technology hurdles are left at Verizon for the fiber-to-the-premise?

John Schofield:                                      Yeah, I’ll - (Ken), it’s John.

Obviously, I can’t go into the detail due to the confidential nature of our agreement, and in fact, the restrictions that the customer places on any public statements that we make.  There are multiple development points that extend either the next roughly year and a half, in fact, associated with the ongoing development and evolution of this platform.

There is - I’m not sure that there’s any - well, there’s one, I think, for the balance of this year - maybe two for the balance of this year.  The next one, we believe, we’re fully on track to comply with.

So - you know, in general, there are a lot of development activity.  There are new products that come on stream next year that have development (mark stands) associated with them that are enhancements of where the product sits today.

(Ken Mead):                                                     (Okay).  And then, I guess, one last question, John.  And that would be, when a competitor comes into the market for the ONT, and maybe even though OLT eventually, I would assume they’d have to go through, you know, a similar type of hurdles?

John Schofield:                                      I would certainly expect so.

(Ken Mead):                                                     And would that…

John Schofield:                                      I think - you know, the customer is very strict about its processors and what it wants to do in terms of bringing new systems into their networks.  So, I would expect any vendor has to go through the same steep hurdles that we’re going through.

(Ken Mead):                                                     So, even if a new RFP would be coming out for ONTs at early ‘05, call it, it would still take them a long time to get past these hurdles, is that fair to say?

John Schofield:                                      Yeah, I think that’s fair to say.

(Ken Mead):                                                     Great.  Thank you.

Operator:                                                                      Our next question comes from the line of (Louis Park).

(Louis Park):                                                     My questions were largely answered, but I just wanted to drill down a little bit more in terms of the revised agreement.

Is there a different standard for what would now constitute a significant material adverse change or is it the same as it was previously?  Or is there a different benchmark from which to measure?

Krish Prabhu:                                               Well, you know, it’s - when you look at what is a material adverse change and talk to people who think they know what it is, you get several different answers.  So, I certainly can’t claim that I can answer your question.

But from the standpoint of Tellabs’ shareholders, it is our responsibility to them that if there is a material adverse change, we will do what is necessary in the best interest of the Tellabs’ shareholders.

(Louis Park):                                                     Okay.  That’s good.

And secondly, is that material adverse change measured from today, you know, if there is a material adverse - a significant change from conditions as they exist today, or if does this still go back to when they…

Krish Prabhu:                                               (As I’ve said), it has to exist when the amended terms are (signed).

(Louis Park):                                                     Okay.  And are there any, you know, tests or other new milestones that have been, you know, put in specifics or is it really, you know, more of a subjective…

Krish Prabhu:                                               The - when the amended terms are signed, both companies declare to the other side a so-called company letter which captured - where they (unintelligible) in terms of all the relevant issues.  That sets a benchmark from which material adverse changes can then be measured with respect to that benchmark.

(Louis Park):                                                     Okay.  And what is the drop-dead date for the new - termination date for the amended merger?

Krish Prabhu:                                               End of the year, if I’m not mistaken.

(Louis Park):                                                     Thank you very much.

Operator:                                                                      Your next question comes from the line of (Paolo Incinelli).

(Paolo Incinelli):                                  Good morning.  I - my question is for John.

John, when this reduced offer was taken to the Board of AFC, rather than accept the cut of 25% in the price, did you consider as an independent company some form of financial reengineering whether it would be a capturing or a Dutch tender, or some kind of share buyback that would use the cash in your balance sheet?

John Schofield:                                      Yeah.  Obviously, the Board took a very, very hard look at this.  The final decisions, in fact, were not made until yesterday - late in the afternoon yesterday.  Very tough negotiations went into this.

We looked at many, many factors.  Our board looked at many factors before they determined that this was the right thing to do.  Things that they looked at included our financial prospects over the near-term and long-term, our execution risks on some of the major new developments like FTTP, the - what appears to be a rapid shift in the marketplace towards IP infrastructure, particularly, with the larger carriers.

So, we looked at really all of the options that were available to the company before we determined that this was the right thing to do.  We conducted an extensive review; the Board conducted an extensive review of the business.  They talked at great length to the advisors, and did a lot of detailed analysis. This took many, many weeks; this was not a short-term decision at all.

And at the end of all that, the Board concluded that this was in fact the best course for the stockholders of the company.

Operator:                                                                      Your next question comes from the line of (Sam Seva).

(ST Teravergada):                        Hi.  It’s (ST Teravergada) for (Sam Seva).

Has the material adverse change language in the merger agreement changed?  And is the inability to close an accretive deal to Tellabs considered a material adverse change?

Krish Prabhu:                                               Well, the answer on the latter, without the advice from my lawyers, is now - you know, I think we talked about one thing the deal to be accretive as one of the objectives of the deal, because having worked through three years of painful restructuring and being on the path to profitability, one of our criteria when we were looking at merger opportunities was to look at deals that were accretive.

So, in the spirit of that, we’ve maintained it.  But I just wanted to tell you that that was not the prime objective.  The prime objective continues to be the unique opportunity to serve perhaps Tellabs’ best customer as they roll-out one of their major initiatives in the last five years.

And I think, the FTTP at Verizon was indeed a big objective.  Why?  Because this deal need to be put together.

On MACs, you know, I really cannot comment.  A, because I can’t give you anything intelligent; and B, I know your questions are kind of guided more by trying to assess the probability of the deal not going through.  But I must reiterate that after having worked on this deal for more than 18 months from both sides, and then having announced it and now amended it; the last thing we want is for the deal to not go through.

In fact, we want the deal to go through quickly; we want to be by Verizon’s side.  We want to start executing.  And we want to get those four million customers as quickly as we can onto Verizon’s network, and - that have a whole range of technology issues which we think we can collectively solve.

I must say, guys, I’m at the airport in Chicago and actually on my way to New York.  I might be seeing some of you this past noon at the Smith Barney Conference.  And if I take maybe more than one more question, I’m certainly going to miss my flight.

So, if you don’t mind; we’ll restrict the Q&A to one more question, please.

John Schofield:                                      Can I just add one quick clarification here, to just - to help with the previous question.

There will be an 8K filing today with the amended merger agreement.  So, you will be able to see the amendments in the area that, I think, you have questions on - it will be filed today.

Thomas Scottino:                          (Tracy), we’re ready for the last question.

Operator:                                                                      Your final question comes from the line of (Vin Andrew).

(Vin Andrew):                                             Hey.  At the end of last year AFC had 15.7 million options out, and I account for exercises, they had 15.  Currently, what did they issue in ‘04 and how will those transfer over?

John Schofield:                                      Keith, why don’t you handle the - you know, the status, if you’re able to answer that?

Keith Pratt:                                                            Yeah.  Year-to-date in ‘04, it will be in a relatively small number.  I’m going to make a guess in order of magnitude, a million or so.

(Vin Andrew):                                             And how do they transfer over?

Krish Prabhu:                                               If I - and I may not have the details, we’ll get those details to you, (Vin).  But at closing AFC option holders get a consideration (which it would) reflect the value of those options and how it translates into Tellabs’ options at a particular (tag) price and a particular number of options.  And this is really tied back to the value of AFC options.

John Schofield:                                      And this information will certainly be included in the merger agreement that we filed today as well, so you’ll get more clarity around that.

(Vin Andrew):                                             Krish, my next question is, you spoke earlier about how you thought about structuring (with the old) cash versus stock, et cetera.  How much effort went into structuring the deals, so the Tellabs’ shareholders were excluded from the vote?

Krish Prabhu:                                               (Vin), that really was not our consideration.  In fact, as I said earlier, we were ready - we were very much on the path of trying to see what would be a good capital structure for us, and how much cash is good cash, especially, now that we are done with our restructuring and we are generating cash quarter-after-quarter.

So, we would have done some sort of a stock buyback had we found that we had a lot of cash.  So, when the opportunity came to amend the terms of the original deal, we felt that putting in more cash (compo) - putting in a bigger cash component would have the same effect of a stock buyback.

But anyway, we feel very comfortable that with the current level of cash that we have, we should more than take care of our needs.  And our investment bankers have run several models, and the model that we now have in place, a $12 cash component plus the 0.504 exchange ratio is the optimum model that we’ve garnered from their analysis.

(I must say then), I have to drop off.  They’re probably calling my flight right now, and I need to be in New York today.

So thank you, everyone for your attendance on this call.  And I certainly want to thank John and Keith for waking up at 5:00 Pacific Time, and Tim Wiggins and Tom Scottino who are here with me.

Thanks, everyone.  Have a great day.

John Schofield:                                      Thank you.

Thomas Scottino:                          Bye now.

Operator:                                                                      Ladies and gentlemen, that does conclude the conference call for today.  We thank you for your participation, and ask that you please disconnect your line.

END